UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2015 (May 6, 2015)

TARGACEPT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51173	56-2020050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 North Main Street, Suite 1510 Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 480–2100

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement

As previously reported, Targacept, Inc. (“Targacept”), Talos Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Targacept, and Catalyst Biosciences, Inc., a Delaware corporation (“Catalyst”), entered into an Agreement and Plan of Merger on March 5, 2015 (“Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Catalyst, with Catalyst becoming a wholly owned subsidiary of Targacept and the surviving corporation of the merger (the “Merger”).

On May 6, 2015, Targacept, Merger Sub, and Catalyst amended the Merger Agreement to extend from July 31, 2015, to September 30, 2015, the date upon or after which either Targacept or Catalyst may, subject to certain provisos, terminate the Merger Agreement should the Merger not be completed by such date (“Amendment”).

The other material provisions of the Merger Agreement remain unchanged. The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Additional Information about the Merger and Where to Find More Information

In connection with the merger, Targacept and Catalyst intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement/information statement. Investors and security holders of Targacept and Catalyst are urged to read these materials when they become available because they will contain important information about Targacept, Catalyst and the merger. The proxy statement, information statement, prospectus and other relevant materials (when they become available), and any other documents filed by Targacept with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Targacept by directing a written request to: Targacept, Inc., 100 North Main Street, Winston-Salem, North Carolina 27101, Attention: Chief Financial Officer. Investors and security holders are urged to read the proxy statement, prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Targacept and its directors and executive officers and Catalyst and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Targacept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/ prospectus referred to above. Additional information regarding the directors and executive officers of Targacept is also included in Targacept’s definitive Proxy Statement in connection with its 2014 Annual Meeting of Shareholders filed with the SEC on April 18, 2014 and incorporated by reference in Targacept’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Financial Officer at Targacept at the address above.

Item 9.01	Financial Statements and Exhibits.

(d) The following exhibit is furnished with this report:

Exhibit Number	Description

10.1	Amendment No. 1 to Agreement and Plan of Merger by and among Targacept, Inc., Talos Merger Sub, Inc., and Catalyst Biosciences, Inc. dated May 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARGACEPT, INC.

Date: May 12, 2015	/s/ Patrick C. Rock
Patrick C. Rock
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment No. 1 to Agreement and Plan of Merger by and among Targacept, Inc., Talos Merger Sub, Inc., and Catalyst Biosciences, Inc. dated May 6, 2015.

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